Global X Management Company LLC

March 24, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:     Global X Funds (the “Trust”)
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post-Effective Amendment Number        Date Filed    Submission Type        Accession Number

323                    03/17/2016    485BXT            0001628280-16-012767
321                    03/03/2016        485BXT            0001628280-16-012235
312                    02/18/2016        485BXT            0001628280-16-011353
296                    12/11/2015        485APOS        0001628280-15-009391

The Amendments relate to the 3D Printing ETF, Urbanization & Smart Cities ETF, Millennial Generation ETF, Energy Efficiency & Innovation ETF, Cyber Security ETF, Digital Media ETF, Disruptive Technology ETF, Education Technology & Innovation ETF, Emerging Biotechnology & Healthcare Innovation ETF, Nanotechnology ETF, Robotics & Artificial Intelligence ETF and Aging Population ETF, new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel

600 Lexington Avenue, 20th Floor | New York, NY 10022 | Direct: +1-888-GX-FUND-1 (+1-888-493-8631) www.globalxfunds.com